Invest in Modern Times

We'd like to formally invite you to the party

MODERNTIMESBEER.COM
SAN DIEGO





We produce and sell craft beer, cider, and coffee in 7 states. A significant portion of our strategic plan includes operating our own direct-to-consumer establishments, where we are able to induct guests into the culture, aesthetics, and quality of MT. We have 5 tasting rooms in San Diego, LA, and Portland, with 3 more in various stages of construction which will open in 2019. Last year, our revenues were $30M, and we've grown double digits every year since we opened in 2014.

Jacob McKean Founder/CEO @ Modern Times

Buy Stock

$264M pre-money valuation

$252.20 per share

Common Stock
If you invest, you're betting Modern Times will be worth more than $264M in the future.

Held in Escrow & Refundable. You may request a refund while funds are in escrow. You'll get a 5 day notice when a round closes



Why you may want to invest in us...

1 ~$30.5M in revenue in 2018. Up 59% from 2017.

2 Top-performing beer brand in Stone Distributing portfolio in both dollars and volume.

3 30% increase in 2018 wholesale distribution in our home market of Southern California.

4 Top 1% of craft breweries in the nation by volume.

5 30% employee-owned. Now opening our ownership up to fans!

6 No money spent on advertising. Garnered the 6th-largest social media following in independent craft beer through organic growth.

7 Currently operate 5 tasting rooms, 3 breweries, 3 kitchens, and 1 coffee roastery. Planning to open 3 new locations in 2019.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Jacob McKean
Founder/CEO
Beer geek, Former Stone Brewing Co. employee, Long-time Homebrewer



Chris Sarette
Chief Operations Officer
Proven, Growth-Oriented Operator and Best in Class Team Developer



Colleen Mims
Director of People Operations
6+ years of HR experience including performance management, talent assessment, employee relations
SEE MORE

Why people love us

Modern Times is unstoppable. We can't keep up. The Loma Portal-based brewery is ambitiously opening satellite operations in Los Angeles, Anaheim, Portland and Santa Barbara. In 2017, they set the standard for one-off canned releases and hazy hoppy San Diegan beers. [...] No other brewery in town is doing so much so well. Winner of this category in 2015, we had the sneaking suspicion that this brewery was just finding its legs. Now, we know that Modern Times is just getting warmed up.
The West Coaster SD, Best San Diego Breweries of 2017



Modern Times Beer needs no introduction. Arguably one of the behemoths in employee-owned independent beer... If you want the short and sweet version of this, look no further; this is the beach beer you've been looking for your entire life. End of story.

Michelle Thomas
Writer for Porch Drinking, Founder of Blog "Hoppy Libations"

Employee-owned Modern Times is known just as much for its colorful, playful taprooms as its excellent range of sessionable beer, from fragrant IPAs to fruity sours to experimental hybrids.

Janelle Bitker
Writer for Eater San Francisco

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Downloads

MT Crowd Equity Deck.pdf

We are one of the fastest-growing craft breweries in the nation.

Modern Times is an intrepid cadre of brewers, coffee roasters, and culinary wizards that began as a 30bbl production brewery and tasting room in the Point Loma neighborhood of San Diego. It was founded by Jacob McKean, a Stone Brewing alum, who raised $1.25m to open a full-scale production brewery on day one.

Since then, we have enormously exceeded our business plan targets. Modern Times has become one of the most successful breweries in the nation, with full distribution on the West Coast and a fervent following in seven states.

We've had double-digit growth each of the last four years. This year we're on track for $37 million in revenue.



We project our revenues will increase in 2019 because we are opening three new taprooms in Santa Barbara, Anaheim, and Oakland later this year. See our Investor Q&A for more details.

We have 5 tasting rooms now. By year's end, we'll have 8.

We currently operate five tasting rooms: 3 in San Diego, 2 in the L.A. area, and 1 in Portland, OR. This year, we anticipate opening three new locations in Santa Barbara, Oakland, and Anaheim. Tasting rooms allow us to give our customers the full-spectrum Modern Times experience while simultaneously boosting sales for surrounding wholesale accounts, and expanded production facilities will allow us to meet robust and steadily increasing demands for our beer & coffee.



LOMALAND FERMENTORIUM | SAN DIEGO



THE FLAVORDOME | SAN DIEGO



THE DANKNESS DOJO | LOS ANGELES



THE FAR WEST LOUNGE | ENCINITAS



THE BELMONT FERMENTORIUM | PORTLAND



MINI MART   INDOOR TASTING ROOM   OUTDOOR PATIO

INDOOR/OUTDOOR BAR

KITCHEN

THE ACADEMY OF RECREATIONAL SCIENCES

Modern Times
BEER


LOMALAND FERMENTORIUM | SAN DIEGO
THE FLAVORDOME | SAN DIEGO
THE DANKNESS DOJO | LOS ANGELES
THE FAR WEST LOUNGE | ENCINITAS
THE BELMONT FERMENTORIUM | PORTLAND

Our five current tasting rooms.


MINI MART
INDOOR TASTING ROOM
OUTDOOR PATIO
INDOOR/OUTDOOR BAR
THE ACADEMY OF RECREATIONAL SCIENCES
KITCHEN
Modern Times
BEER

Floor plan for our Santa Barbara tasting room opening later this year.

Our beer & coffee can be found in over 7,000 retail stores and bars around the country.

Our beer & coffee can be found in over 7,000 retail stores and bars around the country. Wholesale accounts include the likes of Whole Foods, Trader Joe's, Costco, Disneyland, Angel Stadium, and Petco Park (the San Diego Padres stadium). Our retail accounts work in concert with our own properties, creating a lift effect for both sides of the business that neither could achieve alone. We are partnered with 25+ distributors, each of whom we work with closely to ensure that our beverages consistently reach our fans at peak radness.



This year, we'll release 6 core beers, 10 seasonal beers, and a slew of one-offs and monthly special releases in can & draft formats we're driven to constantly innovate.


Modern Times COFFEE
BLACK HOUSE BLEND
CELESTIAL FIRE
ELECTRIC PEAK
NITRO
ETHIOPIA • SUMATRA
BARREL-AGED • AFRICAN
SPRING BLEND
COLD BREW
Our blended, single-origin, and barrel-aged coffees have garnered high ratings and coveted awards from leading coffee industry publications like Coffee Review.

Today, our company is 30% employee-owned. Now we're inviting our customers and fans to be owners too.



Our employee-owners: thirty percent of our employees participate in our employee stock ownership plan, meaning they are part-owners of Modern Times. We hope you'll join us!

We've accomplished a truly exceptional feat in the brewing world: we're a successful distribution brand and a boutique producer of highly sought-after special releases, all while remaining independently owned. We now have the infrastructure, senior leadership and brewing team, and physical space to take this already-substantial accomplishment to the next level.

But it's not just the employees building this company, it's our fans too. The people who drink our beer and coffee have been instrumental in fundamentally shaping us as a company and have played a key role in our success. We're thrilled to give our fans the opportunity to benefit from the growth they've been such an integral part of creating.

We hope you'll join us.

Investor Q&A

COLLAPSE ALL
What does your company do?

We produce and sell craft beer, cider, and coffee in 7 states. A significant portion of our strategic plan includes operating our own direct-to-consumer establishments, where we are able to induct guests into the culture, aesthetics, and quality of MT. We have 5 tasting rooms in San Diego, LA, and Portland, with 3 more in various stages of construction which will open in 2019. Last year, our revenues were $30M, and we've grown double digits every year since we opened in 2014.

Where will your company be in 5 years?

We've just begun to scratch the surface as to what's possible in our industry and adjacent industries. We're a six-year-old company that's on track for $37M in revenue this year. We have never raised an equity round and never spent a dollar on marketing. Imagine what we can accomplish with thousands of new investors, ambassadors, and owners added to the mix.

How did Modern Times get its start?

Modern Times was an idea I had been carrying around with me since I started homebrewing. From 2010-2012, when I was working at Stone Brewing Company, the idea crystalized in my mind, and I spent my free time writing my business plan. Then in January 2012, I left my job–walked away from my pay and my health care and all that good stuff, which was utterly terrifying–to go full-time raising money for Modern Times. Simultaneously, I was looking for real estate, working on the branding, trying to figure out who to hire, working on recipe formulation, and a million other things. After I raised the initial funding ($1.25 million) mostly from friends and family, we did a Kickstarter campaign to get us across the finish line. At that time, we broke the record for the highest grossing brewery project on Kickstarter with $67,000. We weren't allowed to offer alcohol on Kickstarter, so we were a brewery trying to raise money without offering beer. That was a real challenge that required me to really get creative with the marketing, but it went extremely well. We started brewing in May 2013 and launched distribution in San Diego in early July. We then opened our tasting room in September, launched cans in October (which doubled demand for our beer overnight), then began distributing in Los Angeles in January of 2014 (which doubled demand again.)

What are some of the biggest challenges that you have had to overcome in the last seven years?

The biggest challenges have been remaining an independent company and becoming employee-owned. Today the company is 30% employee-owned. That's a massive investment that we made in putting our money where our mouth is in terms of our values. The market has gotten vastly more competitive. Since we've started, it's become much more cutthroat, but we've managed to thrive during that time. We're one of the fastest growing breweries in the country, and we've managed something that very few, if any, other breweries have done: to be both a highly successful distribution brand and a boutique producer of highly sought-after special releases. It's extremely difficult from both a technical and marketing perspective to pull that off, and it's taken an enormous amount of work. But today we are able to succeed spectacularly in both chain grocery and in the uber-niche world of high-end special releases. That's been an immense challenge, and aside from becoming employee-owned, it's the thing I'm most proud to have accomplished.

Who founded Modern Times?

I'm the sole founder, and I've always been the CEO. I didn't have any partners, which in retrospect, was a ridiculously ambitious thing to do. I probably would've slept a lot better if there were one or two other people to share some of the responsibility in the early going. Now, we have an incredibly capable team and responsibility is distributed widely.

What has made your customer base so loyal?

For one, it's the quality of the product. Good beer clearly has to have a lot of attention and care put into it. I think it's also been transparency. Any time anything has ever gone wrong, we've been totally honest and upfront about it. We've always been prioritized accountability, and I've seen that earn us a lot of loyalty.

Talk us through the employee ownership arrangement. Can you say more about what those values are and why it's been important to you to bring in employees as owners?

Our goal has always been to remain independent. That's a tough path to follow for a rapidly growing business, but it speaks to our values of collaboration, transparency, and trying to make the world a better place than we found it. Those are all nice concepts and cool things to put on paper, but I think employee ownership is the manifestation of those values. The crowdfunding campaign and Wefunder is an extension of that. The biggest reason that this direction makes the most sense to me is that over the last seven years, I've seen how it's not just me and the employees that are building the company. The fans are invested in a way that I think is really unusual for any business, but especially for a craft brewery. Our transparency and collaboration with them have been rewarded. People talk about Modern Times and the employees as being almost cult-like. We haven't tried to set up a cult, but we deliberately tried to earn people's trust and respect by always acting in good faith. Given that our fans have gone so far above and beyond to make us a success, I feel it's only right to bring them into the fold, too. They deserve to enjoy some of the upside of the business, too.

Can you talk a little bit more about the main ways you're selling directly to customers?

The main way is through our tasting rooms. Another one of the reasons people are loyal to us is that we put a tremendous amount of care and effort into building really beautiful and inviting tasting rooms. We invest a great deal in those spaces in terms of our effort and energy, and the interior design is something that people always talk about. It's a very personal aspect of the business. It's not like we just hire some firm to do it. We do it all in-house. Then there's also the frontline employees in the tasting room. Those are employee-owners, too. Every time you come into one of our tasting rooms, you're interacting with an owner of the company. There's a great deal of care and concern and effort that goes into that customer service relationship from our employee-owners. Our customers know our people, they like our people, and our people like them back. Those relationships are powerful.

Can you give an example of that?

Sure. Relatively early on, we had some quality-control issues with some of our barrel-aged beers. People spent significant money to buy it. We immediately apologized, owned it, and offered a 100% refund on everything. That's been our policy from the beginning. Anytime anybody wants to exchange anything for any reason, we let them bring it back. We don't try to blame the customer when we do something that goes wrong. That's gone a long way in terms of building trust. We also bring people into the process. We ask for their input and advice all the time. With our Theory of Leisure Committee, which is our highest tier membership, they get the opportunity to give us input on what beers we're going to make every single month. We build a really close rapport with them, and when they have changes they'd like to see, we generally jump on it. We've spent years investing time and energy into our relationships with our best customers, both because it's good business and because it makes the job a lot more fun.

How many members do you have right now?

1,193.

So tasting rooms are front and center of the DTC strategy. Can you talk a little bit about the others? The online and then the reserve society you mentioned?

One of the aspects that we've been working on since the beginning is producing barrel-aged beer in relatively small quantities. They get a tremendous amount of attention and care put into them. These are relatively expensive bottles, which generally sell in the $20 to $40 range each. And there's a loyal and dedicated following for those types of beers. There aren't enough of those bottles to go around to everyone, so what we've done instead is chosen to focus on a smaller segment of people who are committed to supporting us in those efforts, and they join our society. It's called the League Partygoers & Elegant People. They pay $350 to join, which includes ten exclusive beers and merchandise. Then they get first access on every specialty beer we put out each year. We release those in online sales each month, and those have been the main vehicle for us to sell those super high-end beers to our customers. Those sales have become a bigger and bigger piece of the puzzle for us.

What is the pie chart of your revenue going to look like in 2019?

We have three primary sales channels. One being wholesale, so that's the beer that we sell to distributors to put on grocery store shelves and at local restaurants and bars. Then we have our own retail properties, five of which are open today, three of which are under construction. Then there are online sales. Our goal is for revenue to be split 50/50 between wholesale and direct-to-consumer sales. Today, we're closer to 60/40 in favor of wholesale because we've seen such enormous growth on the whole side that retail hasn't been able to keep up. Hopefully, by the end of 2019, we'll get to that 50/50 split because we're opening three more tasting rooms, but today those numbers look like 50% wholesale, about 33% retail, and 7% online sale. This year, we'll do about $37 million in total sales. One of the realities of being an independent company has been we have to switch-off between which sales channels are getting growth dollars. So for the last few years, we've been pretty intense on the wholesale growth. Now, we're putting the emphasis on retail.

Where are those new locations going to be?

Santa Barbara, Oakland, and Anaheim.

What's been your overall growth rate?

In 2018, we had about 60% top-line growth over 2017, and about 30% wholesale. Our online program was up about 75% and retail was 100% to 120% because of a couple of new tasting rooms. Direct-to-consumer really is bringing up the overall growth rate of the company. We have not completed our 2018 audit, so there may be some adjustments to those figures. One way that breweries can cheat growth is to be a 20,000 barrel brewery that's selling beer in 50 states. That's a very unhealthy business model. So the fact that we're still selling all of our beer within a six-state footprint means we're seeing enormous numbers in terms of year over year increases in our wholesalers. Case in point: Stone Distributing, which distributes for us from the Mexico border up to Santa Barbara, was up over 30% in 2018. I think the last numbers that I saw here for March showed us up 55% from March to March. We're doing a fantastic job of selling a lot of beer in a very small footprint which is the envy of every craft brewer out there right now. A lot of it is 2019 growth that will be continued on the retail side simply by opening new properties. The majority of the new retail projects won't open until May or later.

Is geographic expansion part of your future plans?

I think we have a lot of headroom left in the states we're in. There are segments of the business-to-business world that we haven't even started to hit, like C-stores (convenience stores.) It's not the sexiest business, but it's high volume. We intend towill enter Colorado at some point in the not too distant future, though. It's the most obvious state for us in a lot of ways that we have yet to tackle. At this point, we really have no ambition of being a 50-state brand. I don't think that model is working as well as it used to. But both from a wholesale and a retail standpoint, I think we really see ourselves as focusing on Western states for now. California, Oregon, Washington, Arizona, Utah, Nevada, Hawaii and Idaho.

It sounds like a constraint on the growth is the production capacity in Point Loma. Are you raising capital to expand production to that city?

That's one of the big projects. We have outlined a $6 million growth package for Point Loma. We have a fantastic landlord who was operating in an office building right next to the brewery who has generously offered to move to another property and give us more than 17,000 square feet to grow into. He's in the process of building that building now.

You have three clear segments of the business. How do the margins compare across those three channels and do you know how they compare against similarly sized craft breweries?

For the wholesale side of the business, we're looking at that 7.5-12% margin range. For direct to consumers, when we're on a retail property, it's more like the 30-35% range. It's high as 55% at some of our tap-room-only properties, but the blended average when you factor in restaurants and all that is close to 35%. When you get to the online sales, that can be around 60%.

So if the top line revenue growth is 25% or so, what's the growth in operating profit looking like?

We believe the bottom line will grow by about 15% in 2019. The majority of the projects that are opening in 2019 will be opening in May at the earliest, with more of the revenue coming later on in the year. So we expect about 15% growth on the bottom line in 2019.

Where do you see the craft beer space evolving over the coming years?

I think that it's going to get increasingly competitive. People are specializing and professionalizing in ways that they didn't before. We're seeing more and more people enter the market with a serious background in business, design, marketing, etc. But I think it's going to continue to break into two specialized channels. Essentially, there's going to be the mass market stuff and then there's going to be the highly specialized stuff. The tier in between those two things is really struggling. It's really not particularly distinguished and has some other appeal like some kind of local preference or a legacy brand. Those people are going to continue to face really strong headwinds from up-and-comers like us.

What's the long-term vision for Modern Times?

I essentially see a scaled-up version of where we are now. The plan is pretty much contained in what we're building towards today. I see us growing our wholesale side with the expansions of Pt. Loma and Portland and continuing to saturate the markets we're in and maybe opening up a couple more. As far as tasting rooms, we have the ones that are currently on the docket and probably a few more in the future. Then on the equity side, my goal is to have the company be majority employee-owned, ideally, with a mix of employee and fan ownership. The goal is to have a company that will become a more fine-tuned, larger version of what it is today and to have a more sustainable ownership infrastructure than simply me being the owner.

Why should someone invest in Modern Time?

There are virtually no opportunities to invest in successful craft breweries. Craft breweries are not publicly traded for the most part. They're not generally open to anyone participating from the outside. Modern Times has been one of the most successful craft breweries in the country, and the future is incredibly bright for us. So if you want to participate in one of the hottest players in this segment, this is your chance to do it.

Modern Times is not conducting a Regulation Crowdfunding offering. Hosted by Wefunder Inc.